

July 23, 2010

Dr. Eli Harari
Chief Executive Officer
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035

      Re: SanDisk Corporation
             Definitive Proxy Statement on Schedule 14A
             Filed April 22, 2010
             File No. 000-26734

Dear Dr. Harari:

We have reviewed your response dated July 22, 2010 and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated July 9, 2010.

Annual Cash Incentive Award, page 29

1.   We note your response to prior comment 5, in which we asked you to provide disclosure as to how you calculated non-GAAP pre-tax income. In your response, you referred us to Item 7 of Part II of your Form 10-K. However, that item does not appear to reference non-GAAP pre-tax income, or to set forth how this measure is calculated from your audited financial statements. Please respond to our comment with greater specificity, and tell us how you will describe this measure to investors in future filings.

Summary Compensation Table, page 35

2.   We note your response to prior comment 6. Please tell us how you determined that you had no other executive officers in fiscal 2009 with respect to whom compensation disclosure was required. In your response, please include a list of your principal business units, divisions and functions (such as sales, administration or finance), and identify the person or persons in charge of those units, divisions and functions. Please also list any persons employed by subsidiaries who perform similar policy making functions for you. Refer to Rule 3b-7 under the Securities Exchange Act of 1934.

Please contact David L. Orlic, Esq., at (202) 551-3503 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (408) 801-8504
        James F. Brelsford, Esq.
        General Counsel
        SanDisk Corporation